March 17, 2011

VIA FEDERAL EXPRESS

Mr. Jeffrey Gordon
Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re: Global Clean Energy, Inc.
Item 4.01 Form 8-K filed March 1, 2011
Item 4.01 Form 8-K/A filed March 11, 2011
File No. 333-30303

Dear Mr. Gordon:

On behalf of our client, Global Clean Energy, Inc. (“Global”), and in response to your letter of comment dated March 3, 2011 relating to the above-referenced filing, we hereby transmit for filing via EDGAR a Form 8-K/A further amending and restating Global's Current Report on Form 8-K filed on March 1, 2011, as amended and restated on March 11, 2011.  Responses in this letter have been numbered to correspond to the numbers and headings of the paragraphs set forth in the staff’s letter of comment.

1.
We have reviewed lease your responses to prior comment 1.  As previously requested, please amend the Form 8-K to state, if true, that the former accountant's reports, instead of report, on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.  See Item 304(a)(1)(ii) of Regulation S-K.

Item 401 of Form 8-K has been amended in accordance with the staff's comment.

In submitting this response letter Global has authorized me to acknowledge on its behalf that: (i) Global is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Global will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 940-8555 at your earliest convenience should you have any questions or require further information.  If we can assist you in order to facilitate the review of the above-referenced documents, please do not hesitate to call.

Sincerely,

/s/ Paul J. Pollock

Paul J. Pollock

/sme
Enclosures
cc:	Kenneth A. Adessky